Exhibit  12

ClubCorp Club Operations, Inc.
Computation of Ration of Earnings to Fixed Charges
Five Years Ended December 25, 2012

	Fiscal Years Ended
	December 25, 2012	December 27, 2011	December 28, 2010		December 29, 2009	December 30, 2008
	(dollars in thousands)
Earnings:
(Loss) income before income taxes	$(22,513)	$(50,655)	$319,611		$(20,026)	$(59,019)
Equity in earnings from unconsolidated ventures	(1,947)	(1,487)	(1,309)		(706)	(1,514)
(Loss) income from continuing operations before taxes, noncontrolling interests and equity in earnings from unconsolidated ventures	(24,460)	(52,142)	318,302		(20,732)	(60,533)

Add:
Total fixed charges (per below)	94,767	90,430	63,824		65,468	101,328
Amortization of capitalized interest	163	155	149		146	133

Less:
Interest capitalized	(233)	(365)	(115)		(69)	(966)
Total earnings	$70,703	$38,808	$382,390		$44,951	$41,894

Fixed charges:
Interest expense	$88,263	$83,547	$56,645		$57,801	$93,067
Interest capitalized	233	365	115		69	966
Estimate of interest within rental expense (1)	6,271	6,518	7,064		7,598	7,295
Total fixed charges	$94,767	$90,430	$63,824		$65,468	$101,328

Ratio of earnings to fixed charges (2)	—	—	5.99	x	—	—
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(1)                                  Fixed charges include the estimated interest component of rent expense (one-third of rent under operating leases)
included in income from continuing operations.

(2)                                 For the fiscal years ended December 25, 2012, December 27, 2011, December 29, 2009 and December 30, 2008
earnings were insufficient to cover fixed charges by approximately $26.3 million, $51.6 million, $20.5 million and
$59.4 million, respectively.